SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	October 22, 2004 Shaw Communications Inc.

By:
/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

Shaw Communications Inc. announces fourth quarter and full year results, highlighted by customer and free cash flow growth

Calgary, Alberta, October 20th, 2004 — Shaw Communications Inc. announced net income of $28.9 million or $0.08 per share for the quarter ended August 31, 2004 compared to net income of $4.4 million and a loss of $0.02 per share for the comparable period in 2003. Net income for the year, was $90.9 million which represents $0.22 per share, versus a net loss of $46.9 million ($0.38 per share) last year.

Total service revenue in the fourth quarter was $531.8 million, a 5.9% increase over the fourth quarter of 2003, and on a year-to-date basis, was $2.1 billion compared to $2.0 billion in 2003.

Customer growth occurred in both cable and DTH, with Internet customers reaching the one million mark on June 14, 2004.

“We are pleased with our continued customer growth. The achievement of over one million Internet customers underscores the high quality of our product offering and is a great milestone for our Company,” said Jim Shaw, C.E.O. of Shaw Communications Inc.

Consolidated service operating income before amortization1 was $239.2 million in the fourth quarter (2003 — $224.1 million), an increase of 6.8%, and was $925.9 million for the year (2003 — $817.6 million), a 13.2% increase over last year. Cash flow from operations of $186.3 million in the fourth quarter and $694.8 million for the year represents growth of 15.8% and 27.7% over the same periods last year.

In fiscal 2003, the Company sold its US cable systems. Excluding the US cable systems, quarterly and annual increases in service revenue over last year, were 7.0% and 7.1%, respectively. Increases in operating income before amortization were 7.6% for the quarter and 16.4% year-to-date.

On a consolidated basis, the Company achieved positive free cash flow1 of $56.1 million in the fourth quarter (2003 — $56.9 million), bringing the year-to-date amount to $278.9 million (2003 — $98.3 million). For the second consecutive quarter, the satellite division generated positive free cash flow of $7.5 million compared to negative free cash flow of $16.1 million in the same quarter last year. Cable free cash flow was $48.6 million for the quarter compared to $73.0 million last year. The decrease is due to a higher level of capital expenditures in the fourth quarter this year, partly offset by improved operating cash flows.

Customer growth continued during the fourth quarter despite the competitive challenges from new video entrants in some of Shaw’s markets and increases in monthly subscriber rates in both cable and DTH, which were implemented in previous quarters. In the fourth quarter, basic cable subscribers increased by 5,830, digital customers grew by 24,712 and Internet customers increased by 23,488 to 1.02 million. DTH customers grew by 1,506 in the fourth quarter bringing total DTH customers to approximately 828,000.

“We almost tripled our annual consolidated free cash flow over last year. This achievement is the result of a number of factors, the key one being the improvement in service operating income before amortization. In addition, we reduced capital spending and equipment costs by $18 million, or approximately 5%, despite incurring Digital Phone costs during the year of approximately $14 million and while supporting year-to-date customer increases of 30,520 for basic cable, 72,904 for digital customers, 126,006 for Internet and 19,377 for DTH,” noted Jim Shaw.

In terms of divisional results, cable service revenue for the quarter and year-to-date was $379.4 million (2003 — $362.7 million) and $1,491.6 million (2003 — $1,460.0 million), respectively. The increases in quarterly and annual service revenue over 2003 results (adjusted to exclude the US cable systems sold on June 30, 2003) were 6.2% and 6.3%, respectively. On the same basis, quarterly and annual service operating income before amortization of $195.8 million and $779.6 million, increased by 6.2% and 10.5% over the same periods last year. The main drivers of this growth were higher customer levels, rate increases implemented over the last two years and the recent Monarch systems acquisition.

Satellite division quarterly and annual service revenue of $152.4 million and $588.2 million, respectively, grew by approximately 9% over the same periods in 2003, while service operating income before amortization was $43.4 million (45.6% increase) and $152.8 million (67.2% increase). Both of these improvements are primarily the result of growth in DTH customers and rate increases.

“Both divisions have generated strong improvements,” said Jim Shaw. “Bundling, the addition of new services, and the introduction of new technologies, such as cable’s launch of the dual tuner personal video recorder (“PVR”) and HDTV set-top receiver, continue to add value to our service offerings and contribute to growing our customer base. In addition, we’re looking forward to the launch of Digital Phone, our primary line telephone offering, in 2005 as our next growth opportunity.”

The continued strength in Shaw’s operating results and the generation of free cash flow has enabled the Company to improve its financial position and reward shareholders through an increase to the quarterly dividend rate on its Class B Non-Voting Shares. The quarterly dividend, which was $0.03 per share on September 30, 2003, was increased to $0.07 per share commencing September 30, 2004. This increases the dividend from $0.16 per share in fiscal 2004 to a projected annual rate of $0.28 per share in fiscal 2005.

During the fourth quarter, Shaw repurchased 837,500 of its Class B Non-Voting Shares for cancellation, pursuant to the normal course issuer bid, for $16.8 million ($20.00 per share). On a year-to-date basis, the Company has repurchased and cancelled 4,134,000 Class B Non-Voting

Shares for $86.0 million ($20.80 per share). In addition, Shaw repaid $210.6 million of debt during the year.

In closing, Mr. Shaw stated “The efforts of Shaw’s management and staff have enabled us to meet the free cash flow target and strengthen our financial position. Our strong service offerings continue to generate customer growth and will soon be further enhanced by the addition of Digital Phone. As a result, we believe that shareholder value will continue to improve. As stated in the third quarter release, our preliminary view for fiscal 2005 is free cash flow of approximately $325 million. We intend to continue to use free cash flow to reduce debt, pay dividends and, subject to market conditions, repurchase Class B Non-Voting Shares for cancellation”.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to approximately 3.0 million customers. Shaw is traded on the Toronto and New York stock exchanges (Symbol: TSX — SJR.B, NYSE — SJR).

For further information, please contact:

Steve Wilson
Senior Vice President, Chief Financial Officer
Shaw Communications Inc.
403-750-4500

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Certain statements included and incorporated by reference herein constitute forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “guideline”, “goal”, and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of Shaw is subject to a number of risks and uncertainties as outlined in Management’s Discussion and Analysis. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.

1	See definitions under Key Performance Drivers in Management’s Discussion and Analysis

You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speaks only as of the date on which it was originally made and the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in our expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors emerge from time to time, and it is not possible for the Company to predict what factors will arise or when they may arise. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

SHAREHOLDERS’ REPORT
FOURTH QUARTER ENDING AUGUST 31, 2004

SELECTED FINANCIAL HIGHLIGHTS
CONSOLIDATED RESULTS OF OPERATIONS
FOURTH QUARTER ENDING AUGUST 31, 2004

	Three months ended			Year ended
	August 31,			August 31,
			Change			Change
	2004	2003	%	2004	2003	%
($000’s Cdn. except per share amounts)
Operations:
Service revenue (1)	531,821	502,296	5.9	2,079,749	1,998,421	4.1
Service operating income before amortization (1) (2)	239,212	224,086	6.8	925,935	817,641	13.2
Cash flow from operations (3)	186,311	160,840	15.8	694,770	544,175	27.7
Net income (loss) (1)	28,882	4,385	558.7	90,909	(46,864)	294.0
Per share data:
Earnings (loss) per share — basic and diluted (4)	$0.08	($0.02)		$0.22	($0.38)
Weighted average participating shares outstanding during period (000’s)	232,234	231,850		231,605	231,848

(1)	In conjunction with the adoption of EIC 141 in the third quarter, the Company separated the reporting of its ongoing service revenue from its equipment revenue. Service revenue, service operating income before amortization and net income (loss) have been restated to reflect adoption of the new accounting policy as more fully described in Note 1 to the unaudited interim Consolidated Financial Statements. The accounting change resulted in a nominal change in net income (loss).

(2)	See definition under Key Performance Drivers in Management’s Discussion and Analysis

(3)	Cash flow from operations is before changes in non-cash working capital as presented in the unaudited interim Consolidated Financial Statements.

(4)	After deducting entitlements on the equity instruments, net of income taxes, amounting to $10,282 or $0.04 per share [2003 — $10,135 or $0.04 per share] and $40,185 or $0.17 per share [2003 — $40,193 or $0.17 per share] for the quarter and year respectively.

Shaw Communications Inc.

OPERATING HIGHLIGHTS

•	Net income was $28.9 million for the quarter compared to $4.4 million for the same quarter last year. The Company generated positive net income in all quarters this year.

•	Earnings per share were $0.08 for the quarter compared to a loss of $0.02 last year.

•	Service revenue for the quarter improved from $502.3 million in the fourth quarter of last year to $531.8 million this year, a 5.9% increase.

•	Service operating income before amortization was up 6.8% this quarter to $239.2 million over last year’s amount of $224.1 million.

•	The Satellite division achieved positive free cash flow[1] for the second consecutive quarter despite a marginal decline in revenue compared to the previous quarter. Free cash flow was $7.5 million compared to negative free cash flow of $16.1 million in the same quarter last year.

•	The Company’s customer base continued to grow in the fourth quarter with increases of 5,830 for basic cable, 24,712 for digital, 23,488 for Internet and 1,506 for DTH. Approximately 42.4% (2003 — 37.9%) of cable customers now subscribe to a bundled service. This reduces churn and builds longer-term relationships with customers and provides cost savings for both the customer and Shaw.

•	$210.6 million of debt was repaid in fiscal 2004 which should result in annual savings of approximately $12.0 million in debt servicing costs based on current rates of interest.

•	Quarterly dividends on the Class B Non-Voting Shares increased from $0.05 per share to $0.07 per share effective September 30, 2004.

Our objective is to continue to increase stakeholder value. We accomplish this primarily through delivery of strong financial performance and development of future growth opportunities. On the first front, we continued to improve financial results and to grow the customer base across all divisions in fiscal 2004. Shaw exceeded fiscal 2004 free cash flow guidance of $275 million and our preliminary view for fiscal 2005 is free cash flow of approximately $325 million. In fiscal 2004, the Company repaid debt of $210.6 million, repurchased 4.1 million of Class B Non-Voting Shares or 1.9% of the outstanding share capital, and increased the quarterly dividend.

Improved financial performance strengthens our ability to focus on the disciplined pursuit of future growth opportunities. Shaw’s emphasis on providing our customers with high value

1	See definitions under Key Performance Drivers in Management’s Discussion and Analysis

Shaw Communications Inc.

services in a cost effective manner lays the groundwork for the development of our Digital Phone service. In the same way that customers have embraced the value of Shaw’s bundling of video and Internet services, we believe they will be eager to do the same with our “triple play” bundle of video, Internet and voice. To this end, we are working diligently to deploy our Digital Phone service in calendar 2005.

JR Shaw Executive Chair	Jim Shaw Chief Executive Officer

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
AUGUST 31, 2004

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

The following should also be read in conjunction with Management’s Discussion and Analysis included in the Company’s August 31, 2003 Annual Report and Financial Statements and the Notes thereto.

Consolidated Overview

Consolidated service revenue was $531.8 million in the fourth quarter compared to $502.3 million last year, and on a year-to-date basis was $2.1 billion versus $2.0 billion in 2003. The improved service revenue resulted from growth in the customer base, rate increases and the acquisition of the Monarch cable systems effective March 31, 2004.

Quarterly and annual service operating income before amortization1 of $239.2 million and $926.0 million respectively increased by 6.8% and 13.2% over last year. The improvements resulted from growth in revenue and cost savings across all divisions.

In fiscal 2003, the Company sold its US cable systems. To present a view of continuing operations excluding the US cable systems, quarterly and annual increases in service revenue over last year, were 7.0% and 7.1%, respectively. The increases in service operating income before amortization were 7.6% and 16.4%, respectively.

1	See definitions under Key Performance Drivers in Management’s Discussion and Analysis

Shaw Communications Inc.

Net income of $28.9 million and $90.9 million increased by $24.5 million and $137.8 million for the quarter and year, respectively, as follows:

	Three months ended	Year ended
	August 31, 2004	August 31, 2004
($millions Cdn)
Increased service operating income before amortization	15.1	108.3
Decreased amortization of deferred net equipment cost	12.0	13.0
Decreased amortization of deferred charges and property, plant and equipment	—	23.3
Decreased interest expense	9.1	40.2
Change in net other costs and revenue[1]	10.7	(4.5)
Increase in income taxes	(22.4)	(44.2)
Decrease in equity loss on investees	—	1.7

	24.5	137.8

(1)	Net other costs and revenue include: gain on sale of investments, write-down of investments, gain on redemption of SHELS, loss on sale of satellite assets, foreign exchange gain (loss) on unhedged long-term debt, debt restructuring costs, provision for loss on sale and write-down of assets and other revenue as detailed in the unaudited interim Consolidated Statements of Income (Loss) and Deficit.

Earnings per share were $0.08 and $0.22 for the quarter and year, respectively, compared to losses per share of $0.02 and $0.38 in the respective periods last year.

Cash flow from operations before changes in non-cash working capital was $186.3 million in the fourth quarter compared to $160.8 million last year, and on a year-to-date basis was $694.8 million compared to $544.2 million in 2003. The growth over the respective quarterly and yearly comparative periods was due to increased service operating income before amortization of $15.1 million and $108.3 million, reduced interest expense of $9.1 million and $40.2 million, and decreased current income tax expense of $5.9 million and $9.0 million.

On a consolidated basis, the Company achieved positive free cash flow1 of $56.1 million in the fourth quarter (2003 — $56.9 million), bringing the year-to-date amount to $278.9 million (2003 — $98.3 million). The satellite division generated positive free cash flow of $7.5 million compared to negative free cash flow of $16.1 million in the same quarter last year. This is the second consecutive quarter that the division generated positive free cash flow. Cable generated $48.6 million of positive free cash flow for the quarter compared to $73.0 million last year. The decrease is due to a higher level of capital expenditures in the fourth quarter this year, partly offset by improved operating cash flows.

Update to critical accounting policies

In Management’s Discussion and Analysis included in the Company’s August 31, 2003 Annual Report, the Company discusses critical accounting policies including key estimates and assumptions that management has made under these principles and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. We focus your attention to the following changes in respect of our discussion of critical accounting policies.

1	See definitions under Key Performance Drivers in Management’s Discussion and Analysis

Shaw Communications Inc.

Recent Canadian Accounting Pronouncements

In the third quarter of 2004, the Company adopted the Emerging Issues Committee (“EIC”) Abstract 142 for revenue arrangements with multiple deliverables and Abstract 141 for revenue recognition. The Company had the choice of adopting the new accounting policies prospectively or retroactively, with restatement of prior periods and chose the latter to assist in the comparison of historical results.

The Abstracts, as they pertain to Shaw, address the accounting treatment for arrangements involving multiple deliverables. Multiple deliverables would include situations where companies provide multiple solutions to their customers’ needs and may involve the delivery or performance of multiple products, services, or rights to use assets, and performance may occur at different points in time or over different periods of time. In some cases, the arrangements include initial installation, initiation, or activation services and involve consideration in the form of a fixed fee or a fixed fee coupled with a continuing revenue stream.

The Company has determined that its Cable, DTH and Satellite Services divisions have multiple deliverables comprised of subscriber connection fee revenue, customer premise equipment revenue and related subscription revenue. The Company determined that the upfront fees charged to customers in respect of connection fees and customer premise equipment (DCTs, modems, DTH equipment and truck tracking equipment) do not constitute separate units of accounting based on the criteria outlined in EIC 142. Accordingly, these revenue streams were assessed as an integrated package as outlined in EIC 141.

Under EIC 141, up-front fees such as subscriber connection fees and amounts charged on customer premise equipment, that have no utility to the purchaser separate and independent of the seller providing additional products or services, must be deferred and recognized systematically over the periods that the fees for additional products or services are earned. Therefore, the Company must defer and amortize connection fees and amounts received on the sale of customer premise equipment over the expected term of the related subscription service.

In conjunction with these up-front fees, the Company also incurs incremental direct costs which include, in the case of equipment revenue, the cost of the equipment and related installation costs, and in the case of subscriber connection fee revenue, commissions, installation costs on reconnections and other costs. There are two alternatives to account for these incremental direct costs. The first alternative is to expense the costs immediately. The second alternative, as permitted by primary sources of GAAP, is to defer and amortize incremental costs directly related to the upfront revenue. EIC-141 states that the costs incurred related to the acquisition or origination of a customer contract should be accounted for on a basis similar to the three criteria set forth in EIC-27, “Revenues and Expenditures during the Pre-operating Period.” The Company has determined that the aforementioned incremental costs identified above meet the criteria for deferral. First, the costs, such as the equipment and installation, are directly related to obtaining the equipment revenue or connection fee revenue from the new customer. Second, the costs are incremental in nature. Third, the costs are recoverable from the related revenues. Historically, the Company has determined that the excess cost of the equipment over the upfront equipment revenue is recoverable from the related revenues of the ongoing subscription revenue.

Shaw Communications Inc.

The Company has chosen to defer and amortize the related costs as this provides the best matching of the costs of the equipment and subscriber connection costs with the related up-front revenue and future revenue stream of subscription services and is consistent with Canadian accounting standard “Financial Statement Concepts” which recognizes that expenses that are linked to revenue generating activities in a cause and effect relationship are normally matched with the revenue in the accounting period in which the revenue is recognized. This view is consistent with Shaw’s previous policy of deferral and amortization of equipment subsidies as the Company views the sale of the equipment and subscription for services as one transaction; however, the Company must now defer and recognize the equipment revenue and the cost of equipment over the expected term of the ongoing subscription service. Previously, the Company immediately recognized revenue and an equal cost on the sale of the equipment when the customer service was activated. The subsidized portion of the equipment cost of sale was deferred and included in amortization expense over a period of two years.

The adoption of the new accounting policy also affects the Satellite Services division. Under EIC 141, the Company must defer and recognize the revenue and the cost of equipment on the sale of truck tracking equipment over the term of the related service contract for airtime, which is generally five years. Previously, the revenue, cost and profit on truck tracking equipment were recognized immediately when the equipment was shipped. As a result of this accounting change, the Company adjusted its opening purchase equation on the acquisition of Cancom in fiscal 2000 to recognize a deferred charge of $32.3 million, a deferred credit of $46.4 million and a reduction to the future income tax liability of $4.9 million attributable to net deferral on truck tracking equipment sales. The adjustments to the purchase equation resulted in the recognition of additional goodwill of $9.2 million.

Finally, the adoption of the policy affects the recognition of subscriber connection fee revenue and related expenses. Subscriber connection fees must now be deferred and amortized over the anticipated period of the related subscription revenue. As the term for which the customer will receive the subscription services is not specified, we have used customer churn and factored in considerations such as increased competition from new entrants in the video and high-speed Internet markets to determine that an amortization period of two years is reasonable. As permitted under EIC 141, the Company may also defer and recognize the direct and incremental costs related to obtaining the subscriber connection fee over the same period. A review of the costs of connecting a customer indicates that the cost is equal to or greater than the connection fee revenue. As a result of this review and because of the nature of connection costs, the Company has limited its deferral of subscriber connection fee costs to the amount of deferred connection fee revenue. Previously, as per industry practice and in accordance with US GAAP, subscriber connection fees were recognized as revenue when the connection was completed as it was considered a partial recovery of initial selling expenses and related administrative expenses.

In conjunction with the adoption of EIC 141, the Company changed its income statement presentation to distinguish the amortization of deferred equipment revenue and deferred equipment costs from the revenue and expenses recognized from ongoing service activities. The equipment revenue and equipment costs are deferred and recognized over the anticipated term of the related future revenue (i.e., the monthly service revenue) with the period of recognition spanning over two to five years. As a result, the amortization of deferred equipment revenue and

Shaw Communications Inc.

deferred equipment cost are non-cash items on the income statement, similar to the Company’s amortization of deferred IRU revenue, which the Company also currently separates from ongoing revenue. Further, within the lifecycle of a customer relationship, the customer generally purchases the customer premise equipment only once, at the beginning of that relationship, whereas the subscription revenue represents a continuous revenue stream throughout that customer relationship. Therefore, the segregated presentation provides a clearer distinction within the income statement between cash and non-cash activities and between upfront and continuous revenue streams, which assists financial statement readers to predict future cash flows from operations.

The retroactive adoption of the accounting policy primarily resulted in changes to the income statement presentation as described in Note 1 to the unaudited interim Consolidated Financial Statements, and was neutral with respect to net income, with no impact on earnings per share. Also described in Note 1 to the unaudited interim Consolidated Financial Statements are new accounting principles that the Company will be required to adopt in future periods starting as early as the first quarter of 2005.

Reclassification

As more fully described in Note 1 to the unaudited interim Consolidated Financial Statements, the Company reclassified its DTH customer premise equipment sold to retailers not yet activated, net of working capital, to deferred charges. This balance sheet reclassification had no impact on earnings.

Key Performance Drivers

The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian GAAP or US GAAP and therefore may not be comparable to similar measures disclosed by other Companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s financial performance and as an indicator of its ability to service debt. These non-GAAP financial measures have not been presented as an alternative to net income or any other measure of performance required by Canadian or US GAAP.

The following contains a listing of the Company’s use of non-GAAP financial measures and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.

Service operating income before amortization

The Company utilizes this measurement as it is a widely accepted financial indicator of a company’s ability to service and/or incur debt. In respect of the calculation of consolidated service operating income before amortization, it is presented as a sub-total line item in the Company’s unaudited interim Consolidated Statements of Income (Loss) and Deficit. It is calculated as service revenue less service operating, general and administrative expenses.

Shaw Communications Inc.

Free cash flow

The Company utilizes this measurement as it measures the Company’s ability to repay debt and return cash to shareholders. Consolidated free cash flow is calculated as follows:

	Three months ended,		Year ended,
	August 31,		August 31,
	2004	2003	2004	2003
($000’s Cdn)
Cable free cash flow[1]	48,554	72,994	272,250	205,178
Combined satellite free cash flow[2]	7,506	(16,143)	6,631	(106,919)

Consolidated	56,060	56,851	278,881	98,259

(1)	The reconciliation of free cash flow for cable is provided on page 13 of Management’s Discussion and Analysis.

(2)	The reconciliation of free cash flow for combined satellite is provided on page 17 of Management’s Discussion and Analysis.

CABLE

FINANCIAL HIGHLIGHTS

	Three months ended August 31,			Year ended August 31,
			Change			Change
	2004	2003	%	2004	2003	%
($000’s Cdn)
Service revenue (third party) (1)	379,445	362,679	4.6	1,491,569	1,459,833	2.2

Service operating income before amortization (1) (2)	195,820	186,277	5.1	779,579	727,458	7.2
Less:
Interest	44,035	46,797	(5.9)	174,988	190,002	(7.9)
Entitlements on equity instruments, net of current taxes	10,282	10,135	1.5	40,185	40,193	—
Cash taxes on net income	2,082	8,978	(76.8)	25,043	34,809	(28.1)

Cash flow before the following:	139,421	120,367	15.8	539,363	462,454	16.6

Capital expenditures and equipment costs (net):
New housing development	13,390	11,441	17.0	63,906	83,009	(23.0)
Success based	16,905	9,751	73.4	54,540	71,301	(23.5)
Upgrades and enhancement	43,557	17,777	145.0	112,223	62,133	80.6
Replacement	6,561	3,758	74.6	16,070	15,016	7.0
Buildings/other	10,454	4,646	125.0	20,374	25,817	(21.1)

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	90,867	47,373	91.8	267,113	257,276	3.8

Free cash flow (3)	48,554	72,994	(33.5)	272,250	205,178	32.7

Operating margin	51.6%	51.4%	0.2	52.3%	49.8%	2.5

(1)	In conjunction with the adoption of EIC 141 in the third quarter, the Company separated the reporting of its ongoing service revenue from the amortization of equipment revenue. See Note 1 to the unaudited interim Consolidated Financial Statements in respect of the change in accounting policy and Note 2 to the unaudited interim Consolidated Financial Statements in respect of equipment revenue reported by the division. The accounting change resulted in a change in presentation of cable revenue only; service operating income before amortization and free cash flow were not affected.

(2)	Excludes other operating costs as itemized in Note 2 to the unaudited interim Consolidated Financial Statements.

(3)	See definitions under Key Performance Drivers in Management’s Discussion and Analysis.

Shaw Communications Inc.

OPERATING HIGHLIGHTS

•	Cable generated free cash flow of $48.6 million in the fourth quarter compared to $73.0 million last year and $272.3 million on a year-to-date basis, which represents a 32.7% increase over 2003 free cash flow of $205.2 million.

•	Effective March 31, 2004, Shaw acquired cable systems from Monarch Cablesystems Ltd. which served approximately 40,000 customers in Banff, Canmore and the Medicine Hat regions in Alberta as well as the Kimberley and Hope areas in British Columbia.

•	Commencing in February 2004 Shaw applied rate increases of $1 to $2 per month to most of its packages. The increases generated additional monthly revenue of approximately $1.5 million when they were fully implemented at the end of May 2004.

The quarterly and annual increases in cable service revenue over last year were 4.6% and 2.2% respectively. The year-over-year increases, after adjusting 2003 results to exclude the US cable systems sold in 2003, were 6.2% and 6.3%. The revenue growth is primarily the result of increased customer base, rate increases implemented in the current and prior year and the recent Monarch systems acquisition. Monarch systems generated service revenue of $5.8 million in the fourth quarter and $9.7 million for the year ended August 31, 2004.

Quarterly and annual service operating income before amortization increased by 5.1% and 7.2%, respectively, and by 6.2% and 10.5% after taking the 2003 sale of the US systems into account. The Monarch systems, acquired March 31, 2004, had fourth quarter service operating income before amortization of $3.5 million and $5.6 million for the year. The principal reason for the balance of the increases in service operating income before amortization, is revenue growth arising from a higher customer base, rate increases and reduction of costs, including decreased bandwidth costs.

Despite customer growth and the contribution of the Monarch systems, fourth quarter revenue and service operating income before amortization increased marginally over the third quarter of this year. This occurred because the increase in customers, which more than offset seasonal losses in June and July, took place in the latter part of the quarter. In addition, there was an increase in promotional and bundle discounts over the third quarter as new customers took advantage of various promotional offers.

The cable division has experienced increased competition with the entrance of new video competitors, such as Manitoba Tel and SaskTel in Winnipeg and Saskatoon. In addition, Telus, which operates in Shaw’s Alberta and British Columbia service areas, has also been granted a broadcasting distribution license to enter the video market in the near future. In response, Shaw is solidifying its strong customer relationships through initiatives such as same day, next day service, enhancing the attractiveness of its current products with new features (e.g. HDTV, DVR, a new interactive program guide, Xtreme-I Internet ServiceTM), launching Digital Phone and expanding its marketing efforts. This investment in marketing, customer service and product innovation may put some upward pressure on costs in the cable division in the short term. However, this activity and the “triple play” offering of voice, video and data is expected to position Shaw for growth in the near future.

Shaw Communications Inc.

Although total capital expenditures of $267.1 million in fiscal 2004 increased marginally from $257.3 million last year, the components of spending have changed. The increase in upgrades and enhancements of $50.1 million (80.6%) reflects projects undertaken this year related to 860 MHz upgrades, preparation for Digital Phone and further DOCSISTM 2.0 deployments. New housing development decreased $19.1 million (23.0%) as a result of the sale of the US cable systems and better coordination of construction projects with developers. Success based spending decreased $16.8 million (23.5%) despite this year’s net increase of Internet customers of 126,006 and digital terminal growth of 107,879 compared to 125,933 and 57,093, respectively, last year. The decrease in spending reflects the deployment of lower cost DOCSISTM modems for Internet customers, the strengthened Canadian dollar and reduced customer churn.

On a quarterly basis, total capital expenditures increased from $47.4 million to $90.9 million this year. Increased upgrade activity as described above accounted for $25.8 million of this increase. Success based spending increased by $7.2 million over the same quarter last year due to net deployment of digital terminals this year of 38,517 compared to 7,870 last year. The remaining increase was mainly due to increases in building expenditures including leasehold additions to Shaw’s office space in Vancouver and renovations to three other properties.

SUBSCRIBER STATISTICS

			Three months ended		Year ended
	August 31,	August 31,		Change		Change
	2004	2003(1)	Growth	%	Growth	%
CABLE:
Basic service:
Actual	2,122,488	2,091,968	5,830	0.3	30,520	1.5
Penetration as % of homes passed	67.2%	68.1%
Digital terminals	640,975	533,096	38,517	6.4	107,879	20.2
Digital customers (2)	540,535	467,631	24,712	4.8	72,904	15.6

INTERNET:
Connected and scheduled installations	1,020,938	894,932	23,488	2.4	126,006	14.1
Penetration as % of basic	48.1%	42.8%
Stand-alone Internet not included in basic cable	114,767	103,894	(1,779)	(1.5)	10,873	10.5

(1)	August 31, 2003 statistics are restated for comparative purposes to adjust subscribers as if the acquisition of the Monarch cable systems had occurred on that date.

(2)	August 31, 2003 digital customer count was restated to exclude customers with digital boxes who do not receive digital services.

Shaw added 5,830 basic subscribers in the current quarter compared to 2,197 in the same quarter last year, and on a year-to-date basis added 30,520 customers versus 18,935 in 2003. Shaw continued its innovative service offerings such as its basic and full cable service introductory offer to standalone Internet and other potential customers. The intent of this offer is to encourage these customers to develop viewing habits that recognize the value of a monthly cable subscription and to continue as customers at the end of the promotional period. This program has been in place for over a year and has proven successful.

Shaw Communications Inc.

During the quarter, Shaw launched a marketing campaign which helped push digital customer additions to 24,712 for the quarter compared to 5,475 in the same quarter last year. Growth has also been stimulated by recent initiatives from DTH suppliers in both the US and Canadian markets to crack-down on illegal satellite systems. In addition, the introduction of HDTV in most major centers as well as the offering of time-shifting channels and VOD have increased the attractiveness of Shaw’s digital product. Shaw has further enhanced its digital offering through the introduction of the DCT 6208 digital terminal, the first set top box to incorporate both HDTV and a personal video recorder, as well as the launch of a new interactive program guide that provides significant improvements over the previous version.

The Internet customer base grew by 23,488 during the fourth quarter compared to 18,929 in the same period last year, and year-to-date growth was approximately 126,000, consistent with last year. Total Internet customers surpassed the one million mark in June, and stood at 1,020,938 at August 31, 2004. Internet penetration as a percentage of basic was 48.1% compared to 42.8% last year. Shaw continues to be the most successful North American cable operator in this regard. The recent addition of Xtreme-ITM to the Internet product line in a number of major systems has been successful. Xtreme-ITM uses DOCSISTM technology to significantly increase download and upload speeds, which is appealing to customers who download large files or visit online gaming and “content-rich” multimedia sites.

The continued growth in Shaw’s customer base is noteworthy given that it more than offset declines in customers as a result of intensified competition from the entry of new video competitors and it occurred during a period in which Shaw implemented rate increases. To maintain growth in this highly competitive market, the Company continues to deliver high-quality, reliable service with excellent customer care, which includes support 24/7/365.

At the end of the fourth quarter, approximately 42.4% of Shaw customers subscribed to bundled services compared to 37.9% last year. The attractiveness of the bundled packages is enhanced by Shaw’s ability to offer services such as VOD, HDTV and, in the near future, Digital Phone. Shaw’s bundling strategy has proven to be an effective customer retention tool for its digital and Internet customers as shown by churn rates in the table below.

	Three months ended August 31,		Year ended August 31,
Churn (1)	2004	2003	2004	2003
Digital customers	4.2%	5.2%	15.5%	21.8%
Internet customers	5.2%	5.5%	17.7%	20.1%

(1)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period. It should be noted that seasonality and marketing programs could impact any comparison of quarterly churn on a sequential basis.

Shaw Communications Inc.

COMBINED SATELLITE (DTH and Satellite Services)

FINANCIAL HIGHLIGHTS

	Three months ended August 31,			Year ended August 31,
			Change			Change
	2004	2003	%	2004	2003	%
($000s Cdn)
Service revenue (third party) (1)	152,376	139,617	9.1	588,180	538,588	9.2

Service operating income before amortization (1)(2)	43,392	29,809	45.6	152,840	91,433	67.2
Less:
Interest (3)	9,819	16,146	(39.2)	44,484	69,700	(36.2)
Cash taxes on net income	1,225	190	544.7	1,692	897	88.6

Cash flow before the following:	32,348	13,473	140.1	106,664	20,836	411.9

Capital expenditures and equipment costs (net):
Success based	23,054	28,460	(19.0)	95,958	122,419	(21.6)
Other	1,788	1,156	54.7	4,075	5,336	(23.6)

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	24,842	29,616	(16.1)	100,033	127,755	(21.7)

Free cash flow (4)	7,506	(16,143)	146.5	6,631	(106,919)	106.2

(1)	In conjunction with the adoption of EIC 141 in the third quarter, the Company separated the reporting of its ongoing service revenue from the amortization of equipment revenue. See Note 1 to the unaudited interim Consolidated Financial Statements in respect of the change in accounting policy and change in accounting presentation and Note 2 to the unaudited interim Consolidated Financial Statements in respect of equipment revenue reported by the division. The accounting change resulted in a change in presentation of the Satellite division’s revenue and resulted in a nominal increase in the division’s operating income before amortization and free cash flow.

(2)	Excludes other operating costs as itemized in Note 2 to the unaudited interim Consolidated Financial Statements.

(3)	Interest is allocated to the Satellite division based on the actual cost of debt incurred by the Company to repay prior outstanding Satellite debt and to fund accumulated cash deficits of Cancom and Star Choice.

(4)	See definitions under Key Performance Drivers in Management’s Discussion and Analysis.

The Satellite division increased quarterly and annual service revenue by approximately 9% over the same periods in 2003, and service operating income before amortization grew by 45.6% and 67.2%, respectively. These improvements resulted mainly from customer growth and rate increases in DTH.

The Satellite division achieved its second consecutive quarter of positive free cash flow of $7.5 million compared to negative $16.1 million in the same quarter last year. The outlook for free cash flow remains positive; however, due to one-time capital costs of approximately $10.3 million in connection with the launch of Anik F2, it is expected that the Satellite division will report negative free cash flow in the first quarter of fiscal 2005. In addition, the division will likely incur higher success-based capital expenditures during the first quarter in preparation for the Christmas season.

The improvement in free cash flow over comparative periods primarily resulted from increased service operating income before amortization in the DTH (Star Choice) segment, reduced success-based expenditures due to lower customer activations, and reduced interest expense as a result of last year’s redemption of the US $150 million senior secured notes of Star Choice and this year’s repayment of the $250 million Cancom structured note.

Shaw Communications Inc.

DTH (Star Choice)

FINANCIAL HIGHLIGHTS

	Three months ended August 31,			Year ended August 31,
			Change			Change
	2004	2003	%	2004	2003	%
($000s Cdn)
Service revenue (third party)(1)	130,972	119,391	9.7	505,637	450,176	12.3
Service operating income before amortization	32,795	20,256	61.9	111,150	52,814	110.5
Operating margin	25.0%	17.0%	8.0	22.0%	11.7%	10.3

(1)	In conjunction with the adoption of EIC 141 in the third quarter, the Company separated the reporting of its ongoing service revenue from the amortization of equipment revenue. See Note 1 to the unaudited interim Consolidated Financial Statements in respect of the change in accounting policy and Note 2 to the unaudited interim Consolidated Financial Statements in respect of equipment revenue reported by the division. The impact of the accounting change resulted in a change in presentation of DTH service revenue only; service operating income before amortization was not affected.

CUSTOMER STATISTICS

			Three months ended		Year ended
	August 31,	August 31,		Change		Change
	2004	2003	Growth	%	Growth	%
Star Choice customers (1)	827,903	808,526	1,506	0.2	19,377	2.4

(1)	Including seasonal customers who temporarily suspend their service.

	Three months ended August 31,		Year ended August 31,
Churn (2)	2004	2003	2004	2003
Star Choice customers	4.4%	4.2%	16.8%	17.2%

(2)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period.

OPERATING HIGHLIGHTS

•	DTH added 1,506 customers in this quarter compared to 4,010 the same quarter last year and added 19,377 customers for the full year compared to 48,502 last year.

•	Service operating income before amortization at Star Choice was $32.8 million compared to $20.3 million in the fourth quarter of fiscal 2003 and on a year-to-date basis was $111.2 million versus $52.8 million in 2003.

•	Effective February 1, 2004, the monthly fee on most programming packages increased by $3. This resulted in an increase in revenue of approximately $2 million per month when fully implemented by the end of March 2004.

•	Fourth quarter service operating income before amortization increased approximately 3% over the third quarter despite a decrease in service revenue of approximately 1%.

Service revenue increased by 9.7% over the same quarter last year and 12.3% for the year as a result of rate increases and subscriber growth. The growth in service revenue combined with cost savings, including call center efficiencies and lower sales and marketing expenses, resulted in

Shaw Communications Inc.

service operating income before amortization increasing by 61.9% and 110.5% over the comparable periods last year.

Although the rate of customer growth has declined in relation to last year, it is encouraging that DTH was able to grow its customer base despite the competitive challenges from the “black market” and other service providers and the monthly rate increase of $3 implemented on February 1, 2004. Customer churn rates increased marginally in the fourth quarter compared to last year partially due to the repackaging of certain programming services in early August. On an annual basis churn rates improved marginally over 2003.

The annual increase in customer retention was enhanced by improvements in customer service starting with the call center, where the percentage of abandoned calls during the fourth quarter dropped to 2.1% compared to 31.4% a year ago. Not only does this reduce churn, but telecom costs are significantly reduced as a result of lower call waiting times. In addition, customer growth is enhanced as a result of Star Choice’s simple and affordable entry offers, in which, unlike its direct competitor, there are no long-term contracts that lock customers into high-end programming packages. Star Choice’s lineup was also bolstered by the introduction of 15 new video services during the third quarter, which represents a significant value-add to customers as they are able to take advantage of more time-shifting opportunities.

In early fiscal 2005, Star Choice further enhanced its service offerings. First, Star Choice is operating with additional capacity on Telesat’s Anik F2 satellite, which replaced the Anik E2R satellite. This has enabled Star Choice to offer its customers more HDTV channels. Second, Star Choice introduced new receivers which have provided a more economical entry point for new customers and have enabled existing customers to expand Star Choice services in their homes.

Satellite Services

FINANCIAL HIGHLIGHTS

	Three months ended August 31,			Year ended August 31,
			Change			Change
	2004	2003	%	2004	2003	%
($000’s Cdn)
Service revenue (third party) (1)	21,404	20,226	5.8	82,543	88,412	(6.6)
Service operating income before amortization (1)	10,597	9,553	10.9	41,690	38,619	8.0
Operating margin	49.5%	47.2%	2.3	50.5%	43.7%	6.8

(1)	In conjunction with the adoption of EIC 141 in the third quarter, the Company separated the reporting of its ongoing service revenue from the amortization of equipment revenue. See Note 1 to the unaudited interim Consolidated Financial Statements in respect of the change in accounting and Note 2 to the unaudited interim Consolidated Financial Statements in respect of equipment revenue reported by the division. The accounting change resulted in a change in presentation of the Satellite Services division’s service revenue and resulted in a nominal decrease in the division’s service operating income before amortization.

The year over year decline in service revenue of approximately $5.9 million is due to the March 2003 sale of Business Television, which had revenue of $7.2 million in 2003. Excluding the Business Television unit, service operating income before amortization increased by 10.3% mainly due to improvements in the Truck Tracking division.

Shaw Communications Inc.

OTHER OPERATING COSTS:

Included in consolidated service operating income before amortization are other operating costs as outlined in Note 2 to the unaudited interim Consolidated Financial Statements. Other operating costs of $6.5 million recorded in the second quarter of 2004 represent the excess of the cost of settling an alleged breach of contract claim over the amount which had previously been provided. For the year ended August 31, 2003, other operating costs included a fourth quarter corporate restructuring charge offset by the reversal of a $12.0 million litigation accrual, as well as a DTH inventory writedown of $4.4 million and the satellite division restructuring charge of $4.8 million recorded in the first nine months of 2003. The 2003 restructuring charges totaling $8.8 million included severance costs of $8.0 million and $0.8 million of exit costs related to centralization of operational functions in Calgary. Approximately $7.0 million of severance costs were incurred in 2003, and the remaining severance and exit costs were incurred this year.

OTHER INCOME AND EXPENSE ITEMS:

Amortization

	Three months ended August 31,			Year ended August 31,
			Change			Change
	2004	2003	%	2004	2003	%
($000s Cdn)
Amortization revenue (expense) -
Deferred IRU revenue	3,098	3,126	(0.9)	12,098	11,984	1.0
Deferred equipment revenue	18,466	20,159	(8.4)	82,711	91,863	(10.0)
Deferred equipment cost	(55,852)	(69,500)	(19.6)	(229,013)	(251,103)	(8.8)
Deferred charges	(1,570)	(2,451)	(35.9)	(7,796)	(21,125)	(63.1)
Property, plant and equipment	(94,124)	(93,277)	0.9	(403,395)	(413,381)	(2.4)

As outlined under “Recent Canadian Accounting Pronouncements”, in conjunction with the adoption of changes required by EIC 141, the Company has segregated the presentation of the amortization of equipment revenue and equipment cost in its income statement. Equipment revenue and cost of equipment on customer premises is deferred and recognized over the anticipated term of the related future revenue with the period of recognition spanning two years for cable and DTH equipment and five years for Satellite Services equipment. The year-over-year decrease in the amortization of the deferred equipment revenue of 8.4% in the fourth quarter and 10.0% for the year is primarily the result of lower truck tracking and DTH equipment sales over the last few years. Due to the lower sales and as a result of Star Choice retaining ownership to the Satellite dishes from September 2001 to February 2003, the fourth quarter and year-to-date amortization of the deferred cost of equipment decreased 19.6% and 8.8%, respectively, compared to 2003.

Amortization of deferred charges decreased over the comparative periods primarily due to marketing launch costs becoming fully amortized in the prior year and lower amortization of deferred financing costs resulting from the repayment of the Big Pipe and Cancom bank facilities. Amortization of property, plant and equipment decreased over the comparative year due to the sale of the US cable systems effective June 30, 2003.

Shaw Communications Inc.

Interest

	Three months ended August 31,			Year ended August 31,
			Change			Change
	2004	2003	%	2004	2003	%
($000s Cdn)
Interest	53,854	62,943	(14.4)	219,472	259,702	(15.5)

Interest charges decreased over the same periods last year as a result of reduced consolidated debt levels and lower average cost of borrowing in fiscal 2004. Debt reduction commenced in the latter portion of 2003 as Shaw generated consolidated positive free cash flow and utilized the proceeds from sale of the US cable systems in June, 2003.

Foreign exchange gain (loss) on unhedged and hedged long-term debt

Shaw records foreign exchange gains and losses on the translation of foreign denominated unhedged long-term debt, which at August 31, 2004 was comprised of US $51.5 million of bank loans. As a result of fluctuations of the Canadian dollar relative to the US dollar, the Company recorded foreign exchange gains of $2.6 million for the quarter and $4.0 million for the year ended August 31, 2004. In the same periods last year, a foreign exchange loss of $6.8 million and a gain of $32.6 million resulted from the strengthening of the Canadian dollar relative to the US dollar on the translation of US dollar denominated unhedged debt, which in 2003 included the Star Choice US $150 million Senior unsecured notes.

As required by generally accepted accounting principles (“GAAP”) the Company is required to translate long-term debt at the period-end and year-end foreign exchange rates. The resulting foreign exchange gains or losses on translating hedged long-term debt are included in deferred credits or deferred charges. As a result, the amount of hedged long-term debt that is reported under GAAP is often different than the final amounts that the hedged debt would be settled at under existing cross-currency interest rate agreements. As outlined in Note 4 to the unaudited interim Consolidated Financial Statements, if the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal) long-term debt would increase by $208.3 million (2003 — $138.1 million) which represents the corresponding deferred foreign exchange gain included in deferred credits.

Debt retirement costs

During the current quarter, the Company repurchased $3.2 million of the $300 million Senior unsecured notes due October 17, 2007 and incurred $0.2 million in costs.

In November 2003, the Company issued $350 million of Senior unsecured notes at 7.5% and used the net proceeds to repay its $350 million credit facility due February 10, 2006. The Company incurred $2.4 million of costs in connection with the repayment comprised of approximately $1.0 million on the cancellation of a related interest rate hedge on the $350 million and approximately $1.4 million on the write-off of deferred financing charges on the credit facility. The debt restructuring resulted in the extension of Shaw’s credit horizon for another 8 years on $350 million of debt at a fixed rate of 7.5%.

Shaw Communications Inc.

Other revenue

Other revenue decreased over the comparative quarter and year mainly due to foreign exchange gains realized on the settlement of US denominated accounts payable in fiscal 2003.

RISKS AND UNCERTAINTIES

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2003.

FINANCIAL POSITION

Overview

Total assets at August 31, 2004 were $7.6 billion compared to $7.7 billion at August 31, 2003. The following discussion describes the significant changes in the consolidated balance sheet since August 31, 2003.

Current assets decreased by $57.4 million due to a reduction in accounts receivable of $24.4 million, a reduction in inventory of $12.4 million and a decrease in cash and term deposits of $20.8 million. The decrease in receivables is primarily due to timing and improved collection of subscriber receivables, such as an increase in number of customers on preauthorized payment plans. The decrease in inventory is mainly due to write-off of obsolete DTH equipment.

Property, plant and equipment decreased by $123.3 million due to current year amortization being in excess of capital expenditures and amounts assigned to property, plant and equipment on business acquisitions during the year.

Deferred charges decreased by $25.6 million due to a decrease in deferred equipment costs of $27.2 million.

Broadcast licenses increased by $57.9 million due to the acquisition of cable systems from Monarch.

Current liabilities, excluding the current portion of long-term debt, increased by $20.6 million due to increases in accounts payable and accrued liabilities of $5.7 million, income taxes payable of $3.8 million, unearned revenue of $6.7 million and bank indebtedness of $4.3 million. Accounts payable and accrued liabilities increased due to timing of bonus payments. The increase was partly offset by the settlement of litigation in the current year. Unearned revenue increased primarily due to an increase in prepayments on cable subscriber accounts. Income taxes payable increased by $3.8 million due to income tax refunds received in the current year.

Long-term debt, including current portion, decreased by $266.4 million resulting from the net repayment of Shaw Communications Inc. and Cancom debt of $210.6 million and a decrease of $74.1 million relating to the translation of the US dollar denominated debt. This was offset by an increase in the Burrard Landing Lot 2 Holdings Partnership debt of $18.4 million.

Shaw Communications Inc.

Other long-term liability, which is the provision for the Company’s defined benefit pension plan, increased by $7.5 million primarily due to the current year pension expense of $8.7 million.

Deferred credits increased by $48.0 million primarily from a $70.2 million increase in deferred foreign exchange gains on the translation of hedged US dollar denominated debt and a $5.7 million prepayment on the grant of a new IRU, which was offset by $12.1 million in amortization of prepaid IRU rental revenue and a $15.1 million decrease in deferred equipment revenues. Future income taxes increased by $43.0 million due to the future income tax expense of $48.0 million recorded in the current year offset by the future income tax asset of $5.4 million recorded on the purchase of cable systems from Monarch. The current year income tax expense includes a $22.9 million valuation allowance in respect of capital losses offset by provincial income tax rate reductions of $14.1 million.

Share capital increased by $25.5 million primarily due to $65.0 million on the issuance of 3,737,780 Class B Non-Voting Shares on the acquisition of Monarch cable systems offset by $39.7 million on the repurchase of 4,134,000 Class B Non-Voting Shares for cancellation.

LIQUIDITY AND CAPITAL RESOURCES

Last year, Shaw strengthened its financial position through the sale of non-strategic assets, including the sale of the US cable assets, and through the generation of consolidated free cash flow of $98.3 million. Shaw continued its focus on strengthening its financial position with the generation of $278.9 million of free cash flow for the year ended August 31, 2004. Shaw used its free cash flow of $278.9 million plus cash of $25.1 million, working capital and inventory reduction of $51.6 million and other cash items of $2.2 million to purchase $86.0 million of Class B Non-Voting Shares for cancellation, pay dividends on Class A and Class B Non-Voting Shares of $36.9 million, pay the cash component of the Monarch cable systems acquisition of $24.3 million and repay long-term debt of Shaw Communications Inc. and Cancom of $210.6 million.

Shaw received approval from The Toronto Stock Exchange (“TSX”) to make a normal course issuer bid to purchase its Class B Non-Voting Shares for the period November 7, 2003 to November 6, 2004. Under the bid, Shaw is authorized to acquire up to 11,000,000 Class B Non-Voting Shares, representing approximately 5% of the issued and outstanding Class B Non-Voting Shares. The purchase and cancellation of outstanding Class B Non-Voting Shares under the bid may represent an opportunity to provide capital appreciation and market stability for the benefit of Shaw’s shareholders. Pursuant to the normal course issuer bid, during the quarter Shaw repurchased 837,500 of its Class B Non-Voting Shares for cancellation for $16.8 million for a year-to-date total of 4,134,000 Class B Non-Voting Shares for a total of $86.0 million.

The Company also improved its financial flexibility in fiscal 2004 through the continued reorganization of its debt. During the first quarter, Shaw issued $350 million in Senior unsecured notes at a rate of 7.5% due November 20, 2013. The net proceeds (after issue and underwriting expenses) from the issuance of the notes were $343.1 million which were used to repay the $350 million credit facility due February 10, 2006. Shaw cancelled its interest rate hedge for the $350 million facility incurring costs of $1.0 million. As a result of the debt restructuring, Shaw was

Shaw Communications Inc.

able to extend $350 million of its credit horizon for another 8 years at a fixed rate of 7.5%. In addition, in the third quarter Shaw amended its revolving credit facility such that $910 million will be available through to April 30, 2009. Previously, the revolving facility was subject to an amortization schedule which reduced it to nil by April 30, 2007. The amended facility requires no amortization. It continues to be unsecured and ranks pari passu with the senior unsecured notes. The amendment provides Shaw with increased flexibility, a longer debt horizon and underscores the significant credit support that Shaw has from its existing banking syndicate.

On December 15, 2003, Shaw repaid the $250 million Cancom Structured Note with $22 million in cash and the drawdown of its own credit facility. At August 31, 2004, Shaw had access to $859 million of available credit facilities based on existing bank covenants. Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the next fiscal year. On a longer-term basis, Shaw expects to generate adequate free cash flow and to have sufficient borrowing capacity to finance foreseeable future business plans and refinance maturing debt.

CASH FLOW

Operating Activities

	Three months ended August 31,			Year ended August 31,
	2004	2003	%	2004	2003	%
($000s Cdn)
Cash flow from operations	186,311	160,840	15.8	694,770	544,175	27.7
Net decrease (increase) in non-cash working capital balances related to operations	30,098	(10,054)	399.4	36,183	(5,734)	731.0

	216,409	150,786	43.5	730,953	538,441	35.8

Cash flow from operations increased over comparative periods as a result of growth in service operating income before amortization and due to decreased interest and current income tax expenses. The year-over-year increase in cash flow from working capital of $41.9 million is a result of the repayment of current vendor financing of approximately $40 million last year. The quarter-over-quarter increase in cash flow from working capital of $40.2 million is mainly due to the portion of the vendor financing that was due in the fourth quarter of last year.

Investing Activities

	Three months ended August 31,			Year ended August 31,
	2004	2003	Decrease	2004	2003	Decrease
($000s Cdn)
Cash flow provided by (used in) investing activities	(94,601)	175,009	(269,610)	(407,218)	(95,037)	(312,181)

The cash from investing activities was $269.6 million higher in the comparative quarter primarily due to US cable systems sale proceeds of $257.4 million and lower capital expenditures and equipment subsidies of $30.3 million. For the year ended August 31, 2004, the principal use of cash was for capital expenditures and equipment subsidies of $388.8 million and $24.3 million on the purchase of the Monarch cable systems, while in the comparative year, the cash required to fund capital expenditures and equipment subsidies of $420.6 million was mainly

Shaw Communications Inc.

offset by the US cable systems sale proceeds of $257.4 million and reduction in inventory of $59.7 million.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended August 31,		Year ended August 31,
	2004	2003	2004	2003
(In $millions Cdn)
Repayment of $350 million credit facility	—	—	(350.0)	—
Repayment of $250 million Structured Note	—	—	(250.0)	—
Partial repayment of $300 million Senior notes	(3.2)	—	(3.2)	—
Proceeds on $350 million Senior notes	—	—	350.0	—
Bank loans and bank indebtedness — net borrowings (repayments)	(89.3)	(83.4)	47.0	(140.5)
Repayment of Cancom credit facilities	—	—	—	(364.0)
Repayment of US $150 million Star Choice Senior notes	—	(211.0)	—	(211.0)
Proceeds on term loan	—	—	—	350.0
Purchase of Class B Non-Voting Shares for cancellation	(16.8)	—	(86.0)	—
Dividends and equity entitlements	(20.1)	(14.2)	(75.3)	(50.6)
Debt restructuring costs	(0.2)	(17.1)	(1.1)	(17.1)
Proceeds on prepayment of IRU	2.9	0.2	5.7	0.2
Increase in Partnership bank loans	4.9	3.6	18.4	10.4

	(121.8)	(321.9)	(344.5)	(422.6)

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Certain statements included and incorporated by reference herein constitute forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, intend”, “target”, “guideline”, “goal”, and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of Shaw is subject to a number of risks and uncertainties, including, but not limited to, general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; increased competition in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw’s industries in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, our actual results may vary materially from those as

Shaw Communications Inc.

described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.

You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speaks only as of the date on which it was originally made and the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in our expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors emerge from time to time, and it is not possible for the Company to predict what factors will arise or when they may arise. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Shaw Communications Inc.

CONSOLIDATED BALANCE SHEETS
(Unaudited)

	August 31,	August 31,
[thousands of Canadian dollars]	2004	2003
		Restated – note 1
ASSETS
Current
Cash and term deposits	—	20,753
Accounts receivable	119,519	143,920
Inventories	42,973	55,364
Prepaids and other	16,975	16,783

	179,467	236,820
Investments and other assets	43,965	49,415
Property, plant and equipment	2,292,340	2,415,662
Deferred charges	267,439	293,065
Intangibles
Broadcast licenses	4,685,582	4,627,728
Goodwill	88,111	88,111

	7,556,904	7,710,801

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness	4,317	—
Accounts payable and accrued liabilities	410,037	404,303
Income taxes payable	5,563	1,725
Unearned revenue	96,095	89,359
Current portion of long-term debt [note 4]	306,655	271,520

	822,667	766,907
Long-term debt [note 4]	2,344,025	2,645,548
Other long-term liability	16,933	9,409
Deferred credits	898,980	850,991
Future income taxes	982,281	939,281

	5,064,886	5,212,136

Shareholders’ equity
Share capital [note 5]	2,860,356	2,834,878
Contributed surplus	412	—
Deficit	(369,194)	(336,695)
Cumulative translation adjustment	444	482

	2,492,018	2,498,665

	7,556,904	7,710,801

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT
(Unaudited)

	Three months ended		Year ended
	August 31,		August 31,
(thousands of Canadian dollars except per share amounts)	2004	2003	2004	2003
		Restated – note 1		Restated – note 1
Service revenue [note 2]	531,821	502,296	2,079,749	1,998,421
Service operating, general and administrative expenses	292,609	278,210	1,153,814	1,180,780

Service operating income before amortization [note 2]	239,212	224,086	925,935	817,641
Amortization:
Deferred IRU revenue	3,098	3,126	12,098	11,984
Deferred equipment revenue [note 2]	18,466	20,159	82,711	91,863
Deferred equipment cost [note 2]	(55,852)	(69,500)	(229,013)	(251,103)
Deferred charges	(1,570)	(2,451)	(7,796)	(21,125)
Property, plant and equipment	(94,124)	(93,277)	(403,395)	(413,381)

Operating income	109,230	82,143	380,540	235,879
Interest on long-term debt	(53,854)	(62,943)	(219,472)	(259,702)

	55,376	19,200	161,068	(23,823)
Gain on sale of investments	356	729	356	1,957
Write-down of investments	(651)	—	(651)	(15,000)
Gain on redemption of SHELS	—	—	—	119,521
Loss on sale of satellite assets	—	—	—	(3,800)
Foreign exchange gain (loss) on unhedged long-term debt	2,596	(6,819)	3,963	32,617
Debt retirement costs	(170)	(10,634)	(2,598)	(10,634)
Provision for gain (loss) on sale and write-down of assets	—	5,326	—	(124,674)
Other revenue	1,285	4,068	3,753	9,338

Income (loss) before income taxes	58,792	11,870	165,891	(14,498)
Income tax expense	29,899	7,505	74,732	30,445

Income (loss) before the following	28,893	4,365	91,159	(44,943)
Equity income (loss) on investees	(11)	20	(250)	(1,921)

Net income (loss)	28,882	4,385	90,909	(46,864)
Deficit beginning of period as previously reported	(367,557)	(328,535)	(340,294)	(240,737)
Adjustment for change in accounting policy [note 1]	—	3,358	3,599	2,635

Deficit, beginning of period restated	(367,557)	(325,177)	(336,695)	(238,102)
Reduction on Class B Non-Voting Shares purchased for cancellation	(8,636)	—	(46,313)	—
Dividends -
Class A and Class B Non-Voting Shares	(11,601)	(5,768)	(36,910)	(11,536)
Equity instruments (net of income taxes)	(10,282)	(10,135)	(40,185)	(40,193)

Deficit, end of period	(369,194)	(336,695)	(369,194)	(336,695)

Earnings (loss) per share [note 6]
Basic and diluted	0.08	(0.02)	0.22	(0.38)

[thousands of shares]
Weighted average participating shares outstanding during period	232,234	231,850	231,605	231,848
Participating shares outstanding, end of period	231,469	231,857	231,469	231,857

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended		Year ended
	August 31,		August 31,
[thousands of Canadian dollars]	2004	2003	2004	2003
		Restated – note 1		Restated – note 1
OPERATING ACTIVITIES [note 7]
Cash flow from operations	186,311	160,840	694,770	544,175
Net decrease (increase) in non-cash working capital balances related to operations	30,098	(10,054)	36,183	(5,734)

	216,409	150,786	730,953	538,441

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 2]	(78,611)	(54,302)	(256,136)	(257,683)
Additions to equipment costs (net) [note 2]	(39,653)	(33,680)	(132,711)	(162,876)
Net reduction to inventories	17,723	15,125	7,898	59,708
Proceeds on sale of US cable systems	—	257,435	—	257,435
Cable systems acquisitions [note 3]	(84)	(1,508)	(24,298)	(3,634)
Proceeds on sale of satellite assets	—	—	—	6,461
Proceeds on sale of investments and other assets	6,024	2,368	9,530	22,469
Cost on redemption of SHELS	—	—	—	(2,113)
Acquisition of investments	—	(7,313)	(495)	(9,662)
Additions to deferred charges	—	(3,116)	(11,006)	(5,142)

	(94,601)	175,009	(407,218)	(95,037)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	3,640	—	4,317	(2,303)
Increase in long-term debt	4,912	3,640	666,873	505,599
Long-term debt repayments	(96,240)	(294,510)	(859,142)	(858,510)
Debt retirement costs	(170)	(17,134)	(1,139)	(17,134)
Proceeds on pre-payment of IRU	2,850	235	5,700	235
Purchase of Class B Non-Voting Shares for cancellation	(16,752)	—	(85,968)	—
Issue of Class B Non-Voting Shares, net of after-tax expenses	—	95	133	95
Dividends paid -
Class A and Class B Non-Voting Shares	(11,601)	(5,768)	(36,910)	(11,536)
Equity instruments, net of current taxes	(8,442)	(8,475)	(38,343)	(39,084)

	(121,803)	(321,917)	(344,479)	(422,638)

Effect of currency translation on cash balances and cash flows	(5)	89	(9)	(13)

Increase (decrease) in cash	—	3,967	(20,753)	20,753
Cash, beginning of the period	—	16,786	20,753	—

Cash, end of the period	—	20,753	—	20,753

Cash includes cash and term deposits

See accompanying notes

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

August 31, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

1.     BASIS OF PRESENTATION AND ACCOUNTING POLICIES

The unaudited interim Consolidated Financial Statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these unaudited interim Consolidated Financial Statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited consolidated financial statements. As a result, these unaudited interim Consolidated Financial Statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2003.

The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.

Adoption of recent Canadian accounting pronouncements

     Revenue arrangements with multiple deliverables

The Emerging Issues Committee (EIC) recently issued Abstract 142, “Revenue Arrangements with Multiple Deliverables”, which the Company adopted retroactively with restatement beginning March 1, 2004. This Abstract is consistent with the U.S. standard with the same title, and addresses both when and how an arrangement involving multiple deliverables should be divided into separate units of accounting and how the arrangement’s consideration should be allocated among separate units. The Company determined that in both its cable and satellite divisions it has multiple deliverables of subscriber connection fee revenue, customer premise equipment revenue and related subscription revenue. According to the criteria outlined in EIC 142, management has determined that these should not be considered separate units of accounting. As a result, these multiple revenue streams must be assessed as an integrated package under the guidance of EIC Abstract 141 outlined below.

     Revenue recognition

Concurrent with EIC 142, the EIC issued Abstract 141, “Revenue Recognition”, which the Company adopted retroactively with restatement beginning March 1, 2004. This Abstract was issued to summarize principles set forth in the SEC’s Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements. The Abstract provides general interpretative guidance on the application of CICA 3400, “Revenue”. As outlined above, the Company has multiple deliverable arrangements of subscriber connection fee revenue, customer premise equipment and related subscription revenue that must be assessed as an integrated package under EIC 141. Under EIC 141, up-front fees such as subscriber connection fees and amounts charged on customer premise equipment, that have no utility to the purchaser separate and independent of the seller providing additional products or services, must be deferred and recognized systematically over the periods that the fees for the additional products or services are earned. The impact of the retroactive adoption of this policy is as follows:

•	Subscriber connection fees received from customers are deferred and recognized as revenue over two years. The incremental and direct costs of the connection in an amount not exceeding the initial subscriber connection fee revenue is deferred and recognized as an operating expense over the same two-year period. Previously, subscriber connection fees were recognized immediately in revenue as they were considered to represent a partial recovery of initial selling expenses and related administrative and general office expenses.

•	Revenue from sales of DTH equipment, DCTs and modems is deferred and recognized as revenue over a two-year period commencing when subscriber service is activated. The total cost of the equipment, including installation, is deferred and recognized as an operating expense over the same two-year period.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

August 31, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

Previously the equipment revenue and an equal cost were recognized as revenue and expense immediately upon the activation of the related subscriber service and the resulting equipment subsidy, being the difference between the revenue received and the actual cost of the equipment including installation, was deferred and amortized over two years.

•	Tracking hardware sales and cost of goods sold are deferred and recognized as revenue and operating expense over the related service contract for monthly service charges for air time which is generally five years. Previously, the revenue, costs and profit on truck tracking hardware sales were recognized when the goods were shipped. As a result of this accounting change, the Company adjusted its opening purchase equation on the acquisition of Cancom in fiscal 2000 to recognize deferred credits of $46,379, deferred charges of $32,282 and a reduction to future income tax liability of $4,934 attributable to deferred net revenue on truck tracking hardware sales. The adjustment in the purchase equation resulted in the recognition of additional goodwill of $9,163.

•	In conjunction with the adoption of EIC 141, the Company changed its income statement presentation to distinguish amortization of deferred equipment revenue and deferred equipment cost from the revenue and expenses from ongoing service activities. The equipment revenue and equipment cost are deferred and recognized over the anticipated term of the future revenue (i.e. the monthly service subscription revenue) with the period of recognition spanning over two to five years. As a result, the equipment revenue and expense are non-cash items on the income statement, similar to the Company’s recognition of deferred IRU revenue, which the Company also currently separates from ongoing service revenue. Further, within the lifecycle of a customer relationship, the customer generally purchases the customer premise equipment only once, at the beginning of that relationship, whereas the subscription revenue represents a continuous revenue stream throughout that customer relationship. Therefore, in addition to the segregated presentation providing consistent treatment as the amortization of IRU revenue, it also provides a clearer distinction within the income statement between cash and non-cash activities and between upfront revenue streams and continuous revenue streams, which assists financial statement readers to predict future cash flows from operations.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

August 31, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

A summary of the above-mentioned reclassifications and adjustments is as follows:

Income statement:

Increase (decrease)

	Three months ended August 31,		Year ended August 31,
	2004	2003	2004	2003
	$	$	$	$
Revenue:
Remove equipment revenue previously reported prior to adoption of EIC 141	(16,875)	(18,023)	(67,611)	(78,319)

Operating, general and administrative expenses:
Remove equipment cost previously reported prior to adoption of EIC 141	(15,860)	(17,258)	(64,143)	(75,360)

Amortization — deferred equipment revenue
Cable	6,470	5,877	26,774	26,489
DTH	8,436	10,880	42,608	50,461
Satellite Services	3,560	3,402	13,329	14,913

	18,466	20,159	82,711	91,863

Amortization — deferred equipment cost
Cable	21,915	18,030	84,560	89,605
DTH	31,444	49,204	135,129	151,028
Satellite Services	2,493	2,266	9,324	10,470

	55,852	69,500	229,013	251,103

Amortization — deferred charges	(38,453)	(50,477)	(150,307)	(163,683)

Operating income before amortization — Satellite Services	52	371	537	1,484
Future income tax expense	18	130	188	520

Net income	34	241	349	964

The change in net income had no impact on earnings per share.

As a result of the retroactive adoption of these changes, the August 31, 2003 balance sheet was restated to increase goodwill by $9,163; increase deferred charges by $107,078; increase deferred credits by $115,638; decrease future income tax liability by $2,996 and to decrease the deficit by $3,599.

Stock-based compensation and other stock-based payments

Commencing September 1, 2003, the Company prospectively adopted the amended Canadian standard for stock-based compensation and other stock-based payments which now requires that all stock-based compensation awards be accounted for at fair value. No restatement of prior periods was required as a result of adoption of the amended standard.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

August 31, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

Reclassification and Income Statement presentation

In the second quarter, the Company reclassified DTH customer premise equipment inventory sold to retailers and not yet activated, net of related working capital, to deferred charges. Previously when inventory was sold to retailers at a subsidized price, the inventory item remained classified as inventory and the cash received on sale was recorded as unearned revenue. Upon activation, the inventory net of the cash received was transferred to deferred charges as an equipment subsidy and was deferred and amortized over two years. The Company reviewed the terms of its sales contracts with its retailers and believes the classification as a deferred charge is more appropriate as the risks and rewards of the inventory has passed to the retailer upon the sale. In conjunction with the adoption of EIC 141, the Company will commence the recognition of the deferred equipment revenue and deferred equipment costs upon activation of the subscriber service. As a result of the change in accounting presentation, accounts receivable has increased by $2,294 (2003 - $2,922), inventory decreased by $22,501 (2003 — $26,423), deferred charges increased by $13,660 (2003 — $16,942) and unearned revenue decreased by $6,547 (2003 — $6,559). There is no impact on earnings as a result of this change.

Recent Canadian accounting pronouncements

     GAAP Hierarchy and General Standards of Financial Statement Presentation

In 2005, the Company will adopt the CICA issued new Handbook Sections 1100, “Generally Accepted Accounting Principles,” and 1400, “General Standards of Financial Statement Presentation”. Section 1100 describes what constitutes Canadian Generally Accepted Accounting Principles (“GAAP”) and its sources and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of generally accepted accounting principles, thereby re-codifying the Canadian GAAP hierarchy. The effect of any change in accounting policy made on adopting this Section applies only to events and transactions occurring after the date of the change and to any outstanding related balances existing at the date of the change. Section 1400 provides general guidance on financial statement presentation and further clarifies what constitutes fair presentation in accordance with GAAP. The Company does not expect these recommendations to have a significant impact on its consolidated financial statements upon adoption.

     Asset retirement obligations

Effective 2005, the Company will adopt CICA issued Section 3110, “Asset Retirement Obligations”. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. Section 3110 is applicable to fiscal years beginning on or after July 1, 2004 and must be applied retroactively with restatement of prior periods. The application of this standard is not expected to have a significant impact on the financial position or results of operations of the Company.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

August 31, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

2.     BUSINESS SEGMENT INFORMATION

The Company provides cable television services, high-speed Internet access and Internet infrastructure services (Big Pipe) (“Cable”); DTH (Star Choice) satellite services; and, satellite distribution services. All of these operations are located in Canada except for two small cable television systems located in the United States which were sold effective June 30, 2003. Information on operations by segment is as follows:

Operating information

	Three months ended		Year ended
	August 31,		August 31,
	2004	2003	2004	2003
	$	$	$	$
Service revenue
Cable	380,118	363,320	1,494,176	1,462,440
DTH	132,081	120,639	510,386	455,343
Satellite Services	24,904	24,710	96,543	106,413

	537,103	508,669	2,101,105	2,024,196
Inter segment —
Cable	(673)	(641)	(2,607)	(2,607)
DTH	(1,109)	(1,248)	(4,749)	(5,167)
Satellite Services	(3,500)	(4,484)	(14,000)	(18,001)

	531,821	502,296	2,079,749	1,998,421

Service operating income before amortization
Cable	195,820	186,277	779,579	727,458
DTH	32,795	20,256	111,150	52,814
Satellite Services	10,597	9,553	41,690	38,619
Other operating costs —
Litigation settlement	—	—	(6,484)	—
Satellite restructuring	—	—	—	(4,850)
Write-down of DTH inventory	—	—	—	(4,400)
Corporate restructuring	—	(4,000)	—	(4,000)
Recovery of Cable litigation accrual	—	12,000	—	12,000

	239,212	224,086	925,935	817,641

Amortization — deferred equipment revenue
Cable	6,470	5,877	26,774	26,489
DTH	8,436	10,880	42,608	50,461
Satellite Services	3,560	3,402	13,329	14,913

	18,466	20,159	82,711	91,863

Amortization — deferred equipment cost
Cable	21,915	18,030	84,560	89,605
DTH	31,444	49,204	135,129	151,028
Satellite Services	2,493	2,266	9,324	10,470

	55,852	69,500	229,013	251,103

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

August 31, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

Capital expenditures

	Three months ended		Year ended
	August 31,		August 31,
	2004	2003	2004	2003
	$	$	$	$
Capital expenditures accrual basis
Cable	67,619	35,600	209,227	163,835
Corporate	12,865	8,296	34,231	36,789

Sub-total Cable including corporate	80,484	43,896	243,458	200,624

DTH	566	4,181	11,656	35,038
Satellite Services	1,274	24	3,119	1,912

Sub-total Satellite	1,840	4,205	14,775	36,950

Total capital expenditures accrual basis	82,324	48,101	258,233	237,574
Change in working capital related to capital expenditures	(3,713)	6,201	(2,097)	20,109

Additions to property, plant and equipment per Consolidated Statements of Cash Flows	78,611	54,302	256,136	257,683

Equipment costs (net of revenue received)
Cable	15,584	7,133	43,448	67,628
DTH	24,069	26,547	89,263	95,248

Additions to equipment costs (net) per Consolidated Statements of Cash Flows	39,653	33,680	132,711	162,876

Free cash flow calculations:
Cable:
Capital expenditures on an accrual basis as above	80,484	43,896	243,458	200,624
Equipment costs (net) as above	15,584	7,133	43,448	67,628
Less: Partnership capital expenditures (1)	(4,913)	(3,656)	(18,373)	(10,976)
Less: IRU prepayments (2)	(288)	—	(1,420)	—

Capital expenditures and equipment costs (net) per free cash flow statement	90,867	47,373	267,113	257,276

Satellite:
Capital expenditures on an accrual basis as above	1,840	4,205	14,775	36,950
Satellite Services equipment profit	(1,067)	(1,136)	(4,005)	(4,443)
Equipment cost (net) as above	24,069	26,547	89,263	95,248

Capital expenditures and equipment costs (net) per free cash flow statement	24,842	29,616	100,033	127,755

(1)	Consolidated capital expenditures include the Company’s 38.3% proportionate share of the Burrard Landing Lot 2 Holdings Partnership (“Partnership”) capital expenditures which the Company is required to proportionately consolidate (see Note 1 to the Company’s 2003 Consolidated Financial Statements). As the Partnership is financed by its own credit facility, this is a non-cash item for the Company for the purposes of calculating free cash flow.

(2)	The Company received prepayments in respect of its grant of an indefeasible right to use (“IRU”) certain specifically identified fibres built during the period. These prepayments are recorded as deferred revenue and are amortized over the period of the related IRU. For the purposes of calculating free cash flow, these prepayments are presented as a reduction of cash required for capital expenditures.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

August 31, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

Assets

	August 31, 2004
	Cable	DTH	Satellite Services	Total
	$	$	$	$
Segment assets	5,842,338	926,478	558,402	7,327,218

Corporate assets				229,686

Total assets				7,556,904

	August 31, 2003
	Cable	DTH	Satellite Services	Total
	$	$	$	$
Segment assets	5,891,064	1,002,951	587,085	7,481,100

Corporate assets				229,701

Total assets				7,710,801

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

3.     BUSINESS ACQUISITIONS

	Issue of Class B			Total
	Non-Voting		Accounts	purchase
	Shares	Cash	payable	price
	$	$	$	$
Monarch (i)	65,000	24,122	198	89,320
Other (ii)	—	176	—	176

	65,000	24,298	198	89,496

A summary of net assets acquired on cable system acquisitions, accounted for as purchases, is as follows:

$
Identifiable net assets at assigned fair values
Property, plant and equipment	27,146
Deferred charges	450
Broadcast licenses	57,854
Future income taxes	5,400

90,850
Working capital deficiency	(1,354)

Purchase price	89,496

(i)	Effective March 31, 2004, the Company purchased certain cable systems, serving approximately 40,000 basic subscribers in the Medicine Hat (Medicine Hat, Taber, Brooks), Canmore (Canmore, Banff, Lake Louise) and southern B.C. (Hope, Fernie, Kimberley) regions from Monarch Cablesystems Ltd. (“Monarch”), a corporation controlled by a Director of the Company. The results of Monarch’s operations have been included in the unaudited interim Consolidated Financial Statements since that date. The $65,000 value of the 3,737,780 Class B Non-Voting Shares issued was determined based upon the average market price around the date of the signing of the letter of intent on September 2, 2003.

As part of the purchase agreement, the Company and Monarch entered into agreements spanning twenty years whereby the Company will provide maintenance services in respect of parts of the fiber system that was retained by Monarch and in return, Monarch will pay access fees and related costs for the fiber that was acquired by the Company. No consideration was exchanged for this transaction which was fair valued at $2,000 for the full term of the agreements.

(ii)	Effective September 1, 2003, the Company purchased a cable television system serving approximately 200 subscribers in the interior of British Columbia from a Director of the Company.

Both transactions were reviewed and approved by independent members of the Board of Directors.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

August 31, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

4.     LONG-TERM DEBT

		August 31, 2004			August 31, 2003
	Effective interest rates %	Translated at year end exchange rate	Adjustment for hedged debt(1)	Translated at hedged rate	Translated at year end exchange rate	Adjustment for hedged debt(1)	Translated at hedged rate
		$	$	$	$	$	$
Corporate
Bank loans (2)	Fixed and variable	295,433	—	295,433	606,798	—	606,798
Senior notes-
Due April 11, 2005	7.05	275,000	—	275,000	275,000	—	275,000
Due October 17, 2007	7.40	296,760	—	296,760	300,000	—	300,000
US $440,000 due April 11, 2010	7.88	577,720	64,900	642,620	609,708	32,912	642,620
US $225,000 due April 6, 2011	7.68	295,425	60,413	355,838	311,783	44,055	355,838
US $300,000 due December 15, 2011	7.61	393,900	82,950	476,850	415,710	61,140	476,850
Due November 20, 2013 (3)	7.50	350,000	—	350,000	—	—	—

		2,484,238	208,263	2,692,501	2,518,999	138,107	2,657,106

Cancom
Structured Note, due December 15, 2003 (4)	7.00	—	—	—	250,000	—	250,000

Other subsidiaries and entities
Videon CableSystems Inc. 8.15% Senior Debentures Series “A” due April 26, 2010	7.63	130,000	—	130,000	130,000	—	130,000
Burrard Landing Lot 2 Holdings Partnership (5)	Variable	36,442	—	36,442	18,069	—	18,069

		166,442	—	166,442	148,069	—	148,069

Total consolidated debt		2,650,680	208,263	2,858,943	2,917,068	138,107	3,055,175
Less current portion (6)		306,655	—	306,655	271,520	—	271,520

		2,344,025	208,263	2,552,288	2,645,548	138,107	2,783,655

(1)	As required by GAAP, foreign denominated long-term debt is to be translated at the period-end and year-end foreign exchange rates and the resulting exchange gains and losses on translating hedged long-term debt are included in deferred charges or deferred credits. If the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal), long-term debt would increase by $208,263 (2003 - $138,107) representing a corresponding amount in deferred credits. The hedged rates on the Senior notes of US $440 million, US $225 million and US $300 million are 1.4605, 1.5815 and 1.5895 respectively.

(2)	Availabilities under banking facilities are as follows at August 31, 2004:

	Total	Operating	Revolving(a)	Term(b)
	$	$	$	$
Total facilities	1,159,933	60,000	910,000	189,933
Amount drawn (excluding letters of credit of $1,321)	299,750	4,317	105,500	189,933

	860,183	55,683	804,500	—

(a)	Effective April 30, 2004 Shaw amended its revolving credit facility such that the facility has been reduced to $910,000 and the maturity has been extended to April 30, 2009 with no amortization. Previously the available facility was $1,035,000 and was subject to an amortization schedule which reduced the facility to zero by April 30, 2007. The new facility continues to be unsecured and ranks pari passu with the senior secured notes.

(b)	The term facilities are repayable in increasing semi-annual installments in April and October of each year until fully repaid on April 30, 2007.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

August 31, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

(3)	On November 20, 2003 the Company issued $350 million of senior notes at a rate of 7.50%. The senior notes are unsecured obligations and rank equally and ratably with all existing and future senior indebtedness. The notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal plus a make-whole premium.

(4)	The structured note was repaid on December 15, 2003 with cash and the drawdown of bank loans.

(5)	Effective November 3, 2003, the Partnership entered into an interest rate hedge to fix the interest rate at 5.125% plus a stamping fee on $58 million of the loan until October 1, 2004. In July of this year, the construction facility was increased from $121.0 million to $128.5 million.

(6)	Current portion of long-term debt includes the current portion of the term facilities.

5.     SHARE CAPITAL

Issued and outstanding

			August 31,
			2004	2003

Number of Securities			$	$
August 31,	August 31,
2004	2003
11,359,932	11,360,432	Class A Shares	2,490	2,491
220,109,372	220,496,092	Class B Non-Voting Shares	2,132,943	2,107,464

231,469,304	231,856,524		2,135,433	2,109,955

		EQUITY INSTRUMENTS
		COPrS -
5,700,000	5,700,000	8.45% Series A US $142.5 million due Sept. 30, 2046	192,871	192,871
100,000	100,000	8.54% Series B Cdn $100 million due Sept. 30, 2027	98,467	98,467
6,900,000	6,900,000	8.50% Series US $172.5 million due Sept. 30, 2097	252,525	252,525
6,000,000	6,000,000	8.875% Series Cdn $150 million due Sept. 28, 2049	147,202	147,202

			691,065	691,065

		Zero Coupon Loan — US $22.8 million	33,858	33,858

			2,860,356	2,834,878

Purchase of shares for cancellation

During the year the Company purchased 4,134,000 Class B Non-Voting Shares for cancellation for $85,968, of which $39,655 reduced the stated capital of the Class B Non-Voting Shares and $46,313 increased the deficit.

Stock option plan

Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Twenty-five percent of the options are exercisable on each of the first four anniversary dates from the date of the

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

August 31, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

original grant. The options must be issued at not less than their fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under this plan and the warrant plan described below may not exceed 16,000,000.

The changes in options for the year ended August 31, 2004 are as follows:

		Weighted average
		exercise price
	Shares	$
Outstanding at August 31, 2003	7,607,500	32.58
Granted	1,216,750	32.49
Forfeited	(977,250)	32.68

Outstanding at August 31, 2004	7,847,000	32.55

The following table summarizes information about the options outstanding at August 31, 2004:

	Number	Weighted average		Number exercisable
	outstanding at	remaining	Weighted average	at August 31,	Weighted average
Range of prices	August 31, 2004	contractual life	exercise price	2004	exercise price
$17.37	10,000	9.1	17.37	—	—
$29.70 - $34.70	7,837,000	6.9	32.55	5,196,000	32.53

For all common share options granted to employees up to August 2003, had the Company determined compensation costs based on the fair values at grant dates of the common share options consistent with the method prescribed under CICA Handbook Section 3870, the Company’s net income (loss) and earnings (loss) per share would have been reported as the proforma amounts indicated below:

	Three months ended		Year ended
	August 31,		August 31,
	2004	2003	2004	2003
Net income (loss) for the period	28,882	4,385	90,909	(46,864)
Pro forma income (loss) for the period	24,708	(749)	74,213	(67,700)
Pro forma earnings (loss) per share	0.06	(0.05)	0.15	(0.47)

The weighted average estimated fair value at the date of the grant for common share options granted was $3.33 per option [2003 — $1.27 per option] and $2.50 per option [2003 — $1.36 per option] for the quarter and year respectively. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended		Year ended
	August 31,		August 31,
	2004	2003	2004	2003
Dividend yield	1.18%	0.30%	0.94%	0.33%
Risk-free interest rate	3.93%	3.69%	3.70%	3.19%
Expected life of options	4 years	4 years	4 years	4 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	40.5%	36.5%	39.7%	40.4%

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

August 31, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.

Other stock options

In conjunction with the acquisition of Cancom, holders of Cancom options elected to receive 0.9 of a Shaw Class B Non-Voting Share in lieu of one Cancom share which would have been received upon the exercise of an option under the Cancom plan.

At August 31, 2004, there were 68,002 Cancom options outstanding with exercise prices between $7.75 and $23.25 and a weighted average price of $12.37. The weighted average remaining contractual life of the Cancom options is 3.0 years. At August 31, 2004, 68,002 Cancom options were exercisable into 61,202 Class B Non-Voting Shares of the Company at a weighted average price of $13.74 per Class B Non-Voting Share.

Warrants

Prior to the Company’s acquisition and consolidation of Cancom effective July 1, 2000, Cancom and its subsidiary Star Choice had established a plan to grant warrants to acquire Cancom common shares at a price of $22.50 per share to distributors and dealers. The Company provided for this obligation (using $25 per equivalent Shaw Class B Non-Voting Share) in assigning fair values to the assets and liabilities in the purchase equation on consolidation based on the market price of the Shaw Class B Non-Voting Shares at that time. Accordingly, the issue of the warrants under the plan had no impact on the earnings of the Company.

A total of 248,205 warrants remain outstanding under the plan and vest evenly over a four year period. The weighted average remaining contractual life of the warrants is 1.2 years. At August 31, 2004, 181,641 of these warrants had vested.

6.     EARNINGS (LOSS) PER SHARE

Earnings (loss) per share calculations are as follows:

	August 31,
	Three months ended		Year ended
	2004	2003	2004	2003
	$	$	$	$
Net income (loss)	28,882	4,385	90,909	(46,864)
Equity entitlements, net of income tax	(10,282)	(10,135)	(40,185)	(40,193)

	18,600	(5,750)	50,724	(87,057)

Earnings (loss) per share — basic and diluted	0.08	(0.02)	0.22	(0.38)

Weighted average number of Class A and B Non-Voting Shares used as denominator in above calculations (thousands of shares)	232,234	231,850	231,605	231,848

Class B Non-Voting Shares issuable under the terms of the Company’s stock option plans are anti-dilutive (increase earnings per share or decrease loss per share) and are therefore not included in calculating diluted earnings (loss) per share.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

August 31, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

7.     STATEMENTS OF CASH FLOWS

Additional disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Cash flow from operations

	August 31,
	Three months ended		Year ended
	2004	2003	2004	2003
	$	$	$	$
Net income (loss)	28,882	4,385	90,909	(46,864)
Non-cash items:
Amortization -
Deferred IRU revenue	(3,098)	(3,126)	(12,098)	(11,984)
Deferred equipment revenue	(18,466)	(20,159)	(82,711)	(91,863)
Deferred equipment cost	55,852	69,500	229,013	251,103
Deferred charges	1,570	2,451	7,796	21,125
Property, plant and equipment	94,124	93,277	403,395	413,381
Future income tax expense (recovery)	26,592	(1,663)	47,997	(5,261)
Gain on sale of investments	(356)	(729)	(356)	(1,957)
Write-down of investments	651	—	651	15,000
Gain on redemption of SHELS	—	—	—	(119,521)
Loss on sale of satellite assets	—	—	—	3,800
Foreign exchange loss (gain) on unhedged long-term debt	(2,596)	6,819	(3,963)	(32,617)
Provision for loss (gain) on sale and write-down of assets	—	(5,326)	—	124,674
Equity loss (income) on investees	11	(20)	250	1,921
Debt retirement costs	170	10,634	2,598	10,634
Stock option expense	190	—	412	—
Defined benefit pension plan	1,279	4,700	7,524	9,409
Other	1,506	97	3,353	3,195

Cash flow from operations	186,311	160,840	694,770	544,175

(ii)	Changes in non-cash working capital balances related to operations include the following:

	August 31,
	Three months ended		Year ended
	2004	2003	2004	2003
	$	$	$	$
Accounts receivable	3,108	19,676	24,865	49,864
Prepaids and other	(5,272)	(3,087)	(144)	3,369
Accounts payable and accrued liabilities	32,325	(31,065)	1,067	(76,494)
Income taxes payable	(2,709)	6,693	5,322	8,655
Unearned revenue	2,646	(2,271)	5,073	8,872

	30,098	(10,054)	36,183	(5,734)

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

August 31, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

(iii)	Interest and income taxes paid (recovered) and classified as operating activities are as follows:

	August 31,
	Three months ended		Year ended
	2004	2003	2004	2003
	$	$	$	$
Interest	24,155	58,119	213,326	272,110
Income taxes	1,425	(1,922)	51	3,151

8.     UNITED STATES ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with accounting principles generally accepted in the United States (“US GAAP”).

	August 31,
	Three months ended		Year ended
	2004	2003	2004	2003
	$	$	$	$
Net income (loss) using Canadian GAAP	28,882	4,385	90,909	(46,864)
Add (deduct) adjustments for:
Deferred charges (2)	(874)	10,187	14,424	(9,849)
Foreign exchange gains (losses) (3)	15,876	(5,418)	22,899	54,527
Equity in loss of investees (4)	—	—	—	2,001
Entitlement on equity instruments (8)	(15,579)	(15,552)	(62,302)	(64,827)
Income tax effect of adjustments	5,675	2,724	15,724	18,005
Effect of future income tax rate reductions on differences	(534)	—	(534)	—

Net income (loss) using US GAAP	33,446	(3,674)	81,120	(47,007)

Unrealized foreign exchange gain (loss) on translation of self-sustaining foreign operations	(23)	17,731	(38)	(1,031)
Unrealized gains on available-for-sale securities, net of tax (7)
Unrealized holding gains arising during the period	838	1,316	5,456	1,361
Less: reclassification adjustments for gains included in net income	(1,055)	—	(1,055)	(95,879)

	(240)	19,047	4,363	(95,549)
Adjustment to fair value of derivatives (9)	(33,708)	(43,619)	(67,408)	(224,341)
Foreign exchange gains (losses) on hedged long-term debt (10)	40,058	(13,610)	57,704	136,975
Minimum liability for pension plan (12)	(3,864)	(1,928)	(3,864)	(1,928)
Effect of future income tax rate reductions on differences	(63)	—	(63)	—

	2,183	(40,110)	(9,268)	(184,843)

Comprehensive income (loss) using US GAAP	35,629	(43,784)	71,852	(231,850)

Net income (loss) per share using US GAAP	0.14	(0.02)	0.35	(0.20)
Comprehensive earnings (loss) per share using US GAAP	0.15	(0.19)	0.31	(1.00)

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

August 31, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

Balance sheet items using US GAAP

	August 31,		August 31,
	2004		2003
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$
Investments and other assets (7)	43,965	72,998	49,415	74,758
Deferred charges (2) (10) (11) (12)	267,439	147,353	293,065	161,122
Broadcast licenses (1) (5) (6)	4,685,582	4,660,348	4,627,728	4,602,494
Other long-term liability (12)	16,933	51,345	9,409	40,397
Deferred credits (10) (11) (12)	898,980	674,718	850,991	696,884
Derivative instruments liability (9)	—	250,160	—	168,757
Future income taxes	982,281	943,531	939,281	896,263
Long-term debt (8)	2,344,025	3,037,603	2,645,548	3,363,685
Shareholders’ equity	2,492,018	1,660,593	2,498,665	1,646,074

The cumulative effect of these adjustments on consolidated shareholders’ equity is as follows:

	August 31,	August 31,
	2004	2003
	$	$
Shareholders’ equity using Canadian GAAP	2,492,018	2,498,665
Amortization of intangible assets (1)	(124,179)	(123,542)
Deferred charges (2)	(35,817)	(44,973)
Equity in loss of investees (4)	(35,710)	(36,202)
Gain on sale of subsidiary (5)	15,309	13,822
Gain on sale of cable television systems (6)	47,745	47,501
Equity instruments (8)	(688,520)	(709,540)
Accumulated other comprehensive income (loss)	(9,809)	825
Cumulative translation adjustment	(444)	(482)

Shareholders’ equity using US GAAP	1,660,593	1,646,074

Included in shareholders’ equity is accumulated other comprehensive income (loss), which refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income (loss) but are excluded from income (loss) as these amounts are recorded directly as an adjustment to shareholders’ equity, net of tax. The Company’s accumulated other comprehensive income (loss) is comprised of the following:

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

August 31, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

	August 31,	August 31,
	2004	2003
	$	$
Accumulated other comprehensive income (loss)
Unrealized foreign exchange gain on translation of self-sustaining foreign operations	444	482
Unrealized gains on investments (7)	23,880	20,721
Fair value of derivatives (9)	(199,622)	(131,698)
Foreign exchange gains (losses) on hedged long-term debt (10)	171,296	113,248
Minimum liability for pension plan (12)	(5,807)	(1,928)

	(9,809)	825

Areas of material difference between accounting principles generally accepted in Canada and the United States and their impact on the consolidated financial statements are as follows:

(1)	Amortization of intangibles prior to September 1, 2001 is required on a straight-line basis for US GAAP purposes, instead of an increasing charge method.

(2)	US GAAP requires all costs associated with launch and start-up activities and the excess of equipment cost deferrals over equipment revenue deferrals to be expensed as incurred instead of being deferred and amortized.

(3)	US GAAP requires exchange gains (losses) on translation of equity instruments treated as debt as described in item 8 below, to be included in income or expense.

(4)	Equity in loss of investees have been adjusted to reflect US GAAP.

(5)	Gain on a sale of a subsidiary that was not permitted to be recognized under Canadian GAAP was required to be recognized under US GAAP.

(6)	Gain on an exchange of cable systems was required to be recorded under US GAAP but may not be recorded under Canadian GAAP.

(7)	US GAAP requires equity securities included in investments to be carried at fair value rather than cost as required by Canadian GAAP.

(8)	US GAAP treats equity instruments classified as equity under Canadian GAAP as debt and the related interest as an expense rather than a dividend.

(9)	Under US GAAP, all derivatives are recognized in the balance sheet at fair value with gains and losses recorded in income or comprehensive income (loss). Under Canadian GAAP, derivatives are not recognized in the balance sheet.

(10)	Foreign exchange gains (losses) on translation of hedged long-term debt are deferred under Canadian GAAP but included in comprehensive income (loss) for US GAAP.

(11)	US GAAP requires subscriber connection revenue and related costs to be recognized immediately instead of being deferred and amortized.

(12)	The Company’s unfunded non-contributory defined benefit pension plan for certain of its senior executives has an accumulated benefit obligation of $52,507 as at August 31, 2004. Under US GAAP, an additional minimum liability is to be recorded for the difference between the accumulated benefit obligation and the accrued pension liability. The additional liability is offset in deferred charges up to an amount not exceeding the unamortized past service costs. The remaining difference is recognized in other comprehensive income (loss), net of tax. Under Canadian GAAP, the accumulated benefit obligation and additional minimum liability are not recognized.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

August 31, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

9.     PENSION PLAN

The total benefit costs expensed under the Company’s defined benefit pension were $1,480 (2003 — $4,970) for the quarter and $8,686 and (2003 — $9,679) for the year.